QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 4
TO
FORM 10-12G/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

HEARTLAND PAYMENT SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	22-3755714
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

47 Hulfish Street, Suite 400
Princeton, New Jersey 08542
(Address, including zip code, of principal executive office)

(609) 683-3831
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

        We have made forward-looking statements in this registration statement that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention or obligation to update forward-looking statements after the date of this registration statement.

        You should understand that many important factors, in addition to those discussed elsewhere in this registration statement, could cause our results to differ materially from those expressed in the forward-looking statements. These factors include, without limitation, our competitive environment, the business cycles and credit risks of our merchants, chargeback liability, merchant attrition, problems with our bank sponsor, our reliance on other bank card payment processors, our inability to pass increased interchange fees along to our merchants, the unauthorized disclosure of merchant data, economic conditions, system failures and government regulation.

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN REGISTRATION STATEMENT ON FORM S-1
AND ITEMS OF FORM 10

        This Amendment No. 4 to Form 10-12G/A has been filed due to the fact that the Company has amended its registration statement on Form S-1 (333-118073), as amended (the "Registration Statement"), which reflects a discussion on new developments in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Item 1.    Business

        The information required by this item is contained under the sections "Summary," "Risk Factors," "Business" and "Where You Can Find More Information" of the Registration Statement, filed as an exhibit hereto. Those sections are incorporated herein by reference.

Item 2.    Financial Information

        The information required by this item is contained under the sections "Selected Historical Consolidated Financial Information and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Registration Statement. Those sections are incorporated herein by reference.

Item 3.    Properties

        The information required by this item is contained under the section "Business—Properties" of the Registration Statement. That section is incorporated herein by reference.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

        Set forth below is information relating to the beneficial ownership of our common stock as of July 15, 2005, by each person known by us to beneficially own more than 5% of our outstanding shares of common stock of each class, each of our directors and our named executive officers, and all of our directors and executive officers as a group.

        Each stockholder's percentage ownership in the following table is based on 29,794,934 shares of common stock outstanding as of July 15, 2005, as adjusted to reflect the conversion of all outstanding shares of our Series A Senior Convertible Participating Preferred Stock and treating as outstanding all options held by that stockholder and exercisable within 60 days of July 15, 2005. As of July 15, 2005, there were 134 holders of our common stock.

        Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o Heartland Payment Systems, Inc., 47 Hulfish Street, Suite 400, Princeton, New Jersey 08542.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned Prior to this Offering
Name of Beneficial Owner		Prior to this Offering	After this Offering
5% Holders:
Greenhill Capital Partners, L.P. and affiliated investment funds(1)	8,632,084	29.0%	20.5%
LLR Equity Partners, L.P. and affiliated investment fund(2)	5,209,252	17.5%	16.1%
Directors and Executive Officers
Robert O. Carr(3)	10,692,000	35.5%	32.3%
Robert H.B. Baldwin, Jr.(4)	939,500	3.1%	2.9%
Michael C. Hammer(5)	524,500	1.8%	1.6%
Brooks L. Terrell(6)	674,500	2.3%	2.1%
Scott L. Bok(1)	8,632,084	29.0%	20.5%
Mitchell L. Hollin(2)	5,209,252	17.5%	16.1%
Robert H. Niehaus(1)	8,632,084	29.0%	20.5%
David L. Morris(7)	76,820	*	*
Thomas Sheridan(8)	160,000	*	*
Marc J. Ostro(9)	30,000	*	*
Jonathan J. Palmer(10)	20,000	*	*
George F. Raymond(11)	20,000	*	*
All directors and executive officers as a group (12 persons)(12)	25,188,656	81.2%	68.6%

*
Less than 1% of the outstanding stock

(1)
Beneficial ownership consists of 5,285,438 shares of common stock held by Greenhill Capital Partners, L.P.; 1,612,082 shares of common stock held by Greenhill Capital, L.P.; 853,228 shares of common stock held by Greenhill Capital Partners (Executives), L.P.; and 881,336 shares of common stock held by Greenhill Capital Partners (Cayman), L.P. By virtue of their ownership and positions as the Senior Members of GCP 2000, LLC and as Managing Directors of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus may be deemed to beneficially own these shares. In addition, GCP Managing Partner, L.P. and GCP, L.P., the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, as well as Greenhill Capital Partners, LLC and GCP 2000, LLC, which control the general partners, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own these shares. Beneficial ownership includes 1,093,750 shares of common stock that are subject to an option granted to Robert O. Carr. Each of Scott L. Bok and Robert H. Niehaus disclaims beneficial ownership of these shares except to extent of each of their pecuniary interest therein.

(2)
Beneficial ownership consists of 4,729,296 shares of common stock held by LLR Equity Partners, L.P. and 479,956 shares of common stock held by LLR Equity Partners Parallel, L.P. By virtue of his position as a Partner of LLR Capital, L.P., which is the General Partner of LLR Equity Partners and its affiliated investment funds, Mr. Hollin may be deemed to beneficially own these shares. Beneficial ownership includes 656,250 shares of common stock that are subject to an option granted to Robert O. Carr.

(3)
Beneficial ownership consists of 8,143,488 shares of common stock held by Carr Holdings, L.L.C., a New Jersey limited liability company owned and managed by Robert O. Carr and Jill Carr, Mr. Carr's wife; 400,000 shares of common stock held by The Robert O. Carr 2001 Charitable Remainder Unitrust; 10,780 shares of common stock held by The Robert O. Carr 2000 Irrevocable Trust for Emily Carr; 10,780 shares of common stock held by The Rober O. Carr 2000 Irrevocable Trust for Ryan Carr; 10,780 shares of common stock held by The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr; 8,086 shares of common stock held by The Robert O. Carr 2003 Grantor Retained Annuity Trust; 8,086 shares of common stock held by The Jill A Carr 2003 Grantor Retained Annuity Trust; options to purchase 350,000 shares of common stock under our 2000 Equity Incentive Plan; and an option from Greenhill Capital Partners, L.P. and its affiliated funds and LLR Equity Partners, L.P. and its affiliated investment fund, to purchase up to 1,750,000 shares of common stock.

(4)
Beneficial ownership consists of 333,476 shares of common stock held by Mr. Baldwin, 138,524 shares of common stock held by Margaret J. Sieck and Whitney H. Baldwin as Trustees for an Indenture created June 30, 2004 and options to purchase 467,500 shares of common stock under our 2000 Equity Incentive Plan.

(5)
Beneficial ownership consists of 400,000 shares of common stock held by the MCMJH Limited Partnership, an Arizona Limited Partnership of which Michael C. Hammer is the Managing Partner and options to purchase 124,500 shares of common stock under our 2000 Equity Incentive Plan.

(6)
Beneficial ownership consists of 550,000 shares of common stock held by the B. Terrell Limited Partnership, a Texas limited partnership of which Brooks L. Terrell is the general partner; and options to purchase 124,500 shares of common stock under our 2000 Equity Incentive Plan.

(7)
Beneficial ownership consists of 50,000 shares of common stock held by Mr. Morris and his wife, Lisa T. Morris, jointly; options to purchase 26,820 shares of common stock under our 2000 Equity Incentive Plan.

(8)
Beneficial ownership consists of 40,000 shares of common stock held by Mr. Sheridan; options to purchase 80,000 shares of common stock under our 2000 Equity Incentive Plan; and an option from Carr Holdings, L.L.C. to purchase 40,000 shares of common stock.

(9)
Beneficial ownership consists of options to purchase 30,000 shares of common stock under our 2000 Equity Incentive Plan.

(10)
Beneficial ownership consists of options to purchase 20,000 shares of common stock under our 2000 Equity Incentive Plan.

(11)
Beneficial ownership consists of options to purchase 20,000 shares of common stock under our 2000 Equity Incentive Plan.

(12)
Includes options to purchase an aggregate of 1,243,320 shares of common stock exercisable within 60 days of July 15, 2005 under our 2000 Equity Incentive Plan.

Item 5.    Directors and Executive Officers

        The information required by this item is contained under the section "Management" of the Registration Statement. That section is incorporated herein by reference.

Item 6.    Executive Compensation

        The information required by this item is contained under the section "Management—Compensation of Executive Officers and Other Information" of the Registration Statement. That section is incorporated herein by reference.

Item 7.    Certain Relationships and Related Transactions

        The information required by this item is contained under the section "Related Party Transactions" of the Registration Statement. That section is incorporated herein by reference.

Item 8.    Legal Proceedings

        The information required by this item is contained under the section "Business—Legal Proceedings" of the Registration Statement. That section is incorporated herein by reference.

Item 9.    Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

        The information required by this item is contained under the section "Dividend Policy" of the Registration Statement and under the section "Item 11—Description of Registrant's Securities to be Registered" herein. Each section is incorporated herein by reference.

Item 10.    Recent Sales of Unregistered Securities

        The information required by this item is contained under the section "Item 15—Recent Sales of Unregistered Securities" of the Registration Statement. That section is incorporated herein by reference.

Item 11.    Description of Registrant's Securities to be Registered

General

        The following is a summary of the rights of our common stock and Series A Senior Convertible Participating Preferred Stock and related provisions of our certificate of incorporation and bylaws.

        Our authorized capital stock consists of 110,000,000 shares, each with a par value of $0.001 per share, of which:

  •
  100,000,000 shares are designated as common stock.

  •
  10,000,000 shares are designated as Series A Senior Convertible Participating Preferred Stock.

        At July 15, 2005, we had outstanding 16,461,600 shares of common stock, held of record by 134 stockholders, and 7,619,048 shares of Series A Senior Convertible Participating Preferred Stock, held of record by 6 stockholders.

        In addition, at March 31, 2005, 9,261,002 shares of our common stock were subject to outstanding options, and 168,904 shares of our common stock were subject to outstanding warrants.

Common Stock

        The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our Series A Senior Convertible Participating Preferred Stock.

        Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of Series A Senior Convertible Participating Preferred Stock that we may issue in the future. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

        The number of authorized shares of our preferred stock is 10,000,000 shares, $0.001 par value, 7,619,048 of which are designated as Series A Senior Convertible Participating Preferred Stock and 7,619,048 of which were issued and outstanding at July 15, 2005. The rights, privileges, preferences and restrictions of our Series A Senior Convertible Participating Preferred Stock are as follows:

  Dividend Rights

        The holders of our Series A Senior Convertible Participating Preferred Stock are entitled to receive dividends prior and in preference to any dividends on our common stock, if and when declared by our board of directors.

  Liquidation Rights

        In the event we decide to liquidate, dissolve or wind-up, the holders of our Series A Senior Convertible Participating Preferred Stock shall be entitled to receive, prior to any distribution of any of our assets to the holders of the common stock, an amount equal to the greater of (i) $10.50 plus any accrued but unpaid dividends and (ii) the amount that would have been payable on the number of shares of Common Stock into which such shares of Series A Senior Convertible Participating Preferred Stock were convertible immediately prior to such event for each share held by them (the "Liquidation Value"). Prior to October 2, 2006, any sale, conveyance, exchange or transfer of all or substantially all of our property or assets and any merger, reorganization, consolidation or other transaction in which the holders of our capital stock immediately prior to such transaction do not retain a majority of the voting power in the continuing entity shall be deemed, at the election of holders of at least two-thirds of the Series A Senior Convertible Participating Preferred Stock then outstanding, to be a liquidation, dissolution or winding-up of our company. If such election is made, then we may, at our option, pay the holders of our Series A Senior Convertible Participating Preferred Stock either (i) the full Liquidation Value of all shares of Series A Senior Convertible Participating Preferred Stock in cash or (ii) a new series of Series A Senior Convertible Participating Preferred Stock. In the event the assets and funds available for distribution to the holders of our Series A Senior Convertible Participating Preferred Stock shall be insufficient to permit the payment of full preferential amounts, then our entire assets shall be distributed ratably among the holders of our Series A Senior Convertible Participating Preferred Stock.

  Voting Rights

        The holder of each share of our Series A Senior Convertible Participating Preferred Stock is entitled to notice of any stockholder's meeting in accordance with our bylaws and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of common stock, with respect to any matters upon which the holders of our common stock have the right to vote.

  Election of Directors

        Holders of our Series A Senior Convertible Participating Preferred Stock, voting as a single class, shall be entitled to elect three directors to our board of directors. In addition, the holders of our Series A Senior Convertible Participating Preferred Stock are entitled to vote together with the holders of our common stock (voting together as a single class and on an as-converted to common stock basis) for the election of the remaining directors.

  Voluntary Conversion

        At the option of the holder, each share of our Series A Senior Convertible Participating Preferred Stock is convertible into shares of our common stock at the then effective and applicable conversion rate.

  Automatic Conversion

        Each share of our Series A Senior Convertible Participating Preferred Stock automatically converts into shares of our common stock at the then effective and applicable conversion rate immediately prior to (i) the closing of an initial public offering where common stock is sold to the public for net proceeds of at least $25 million and where our company has an implied valuation of at least $250 million, (ii) the closing of (A) any merger, reorganization, consolidation or other transaction in which the holders of our capital stock immediately prior to such transaction do not retain a majority of the voting power in the continuing entity or (B) any sale, conveyance, exchange or transfer of all or substantially all of our property or assets, provided that in either case the consideration per share of common stock in such transaction exceeds $10.50 plus any accrued but unpaid dividends thereon and (iii) the election of the holders of at least two-thirds of the shares of our outstanding Series A Senior Convertible Participating Preferred Stock.

  Antidilution Protection

        In the event we issue certain additional securities without consideration or for consideration per share less than the applicable conversion price of our Series A Senior Convertible Participating Preferred Stock, then the conversion rate of the Series A Senior Convertible Participating Preferred Stock shall be reduced concurrently with such issuance.

  Protective Provisions

        Our certificate of incorporation contains provisions that limit our ability to take certain actions without the approval of the holders of at least two-thirds of our Series A Senior Convertible Participating Preferred Stock. These actions include, among other things: (i) amending or repealing any provision of our certificate of incorporation or bylaws if such action would materially or adversely affect the preferences, rights, privileges or powers of the Series A Senior Convertible Participating Preferred Stock; (ii) authorizing or issuing shares of any class or series of stock, other than issuance of options and common stock pursuant to such options and as permitted by the Securities Purchase Agreement entered into between the holders of the Series A Senior Convertible Participating Preferred Stock and us; and (iii) effecting a sale of us, either by way of merger, sale or otherwise.

Description of Outstanding Warrants

        We have outstanding five-year mandatory redeemable warrants to purchase 168,904 shares of our common stock for $0.005 per share.

Registration Rights

        We have entered into a shareholders' agreement with the holders of our Series A Senior Convertible participating Preferred Stock and some of the holders of our common stock. The holders of 28,580,398 shares of common stock and Series A Senior Convertible Participating Preferred Stock on an as-converted to common stock basis are entitled to registration rights with respect to their shares. Any group of holders of at least 10% of the securities with registration rights can require us to register all or part of their shares at any time following six months after our initial public offering, so long as the thresholds in the shareholders' agreement are met with respect to the amount of securities to be sold. After we have completed four such registrations we are no longer subject to these demand registration rights. In addition, the holders of securities with registration rights may also require us to include their shares in future registration statements that we file, subject to reduction at the option of the underwriters of such an offering. Upon any of these registrations, these shares will be freely tradable in the public market without restriction. We are obligated under the shareholders' agreement to pay the registration expenses incurred in connection with any registration, qualification or compliance relating to the exercise of a holder's registration rights. Additionally, we have agreed to indemnify and hold harmless holders (and their affiliates) of registrable securities covered by a registration statement against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the holders (or their affiliates) may be required to make because of any of those liabilities.

Voting Agreement

        On March 21, 2003, we entered into a letter agreement with Carr Holdings, LLC, LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners, (Executives), L.P. and Greenhill Capital, L.P. Pursuant to such agreement, Carr Holdings, LLC agreed to sell an aggregate of 370,000 common shares to LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners, (Executives), L.P. and Greenhill Capital, L.P. In connection with such sale, each buyer agreed either (i) not to vote any of the shares purchased by it in connection with any designation of directors under the Amended and Restated Shareholders' Agreement dated October 11, 2001, or (ii) to vote the shares purchased by it in favor of the directors designated by holders of a majority of our issued and outstanding shares of common stock, in each case for so long as Carr Holdings, LLC, The Robert O. Carr 2001 Charitable Remainder Unitrust and each of their respective permitted transferees own, in the aggregate, more than 50% of our issued and outstanding common stock.

Anti-Takeover Effects of Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws

Amended and Restated Certificate of Incorporation and Bylaw Provisions

        Our amended and restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders.

Listing

        We are not listed on any stock market or exchange.

Item 12.    Indemnification of Directors and Officers

        The information required by this item is contained under the section "Item 14—Indemnification of Officers and Directors" of the Registration Statement. That section is incorporated herein by reference.

Item 13.    Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Heartland Payment Systems, Inc.

We have audited the accompanying consolidated balance sheets of Heartland Payment Systems, Inc. and subsidiary (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 21, the accompanying consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP

Princeton, New Jersey
March 28, 2005
(July 26, 2005
as to the effects of the matters
described in Note 20; July 18, 2005 as to
the restatement described in Note 21.)

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		March 31,
	2003	2004	2005
	(As Restated See Note 21)	(As Restated See Note 21)	(As Restated See Note 21) (unaudited)
Assets
Current assets
Cash and cash equivalents	$13,004	$13,237	$12,706
Receivables	44,934	64,325	64,664
Investments	1,354	1,100	1,340
Inventory	966	818	362
Prepaid expenses	611	2,151	2,989
Current deferred tax assets, net	3,684	2,129	2,179

Total current assets	64,553	83,760	84,240
Capitalized customer acquisition costs, net	22,321	34,247	35,586
Deferred tax assets, net	7,783	4,651	4,488
Property and equipment, net	5,499	10,944	11,827
Deposits and other assets	586	324	251

Total assets	$100,742	$133,926	$136,392

Liabilities and stockholders' (deficit) equity
Current liabilities
Due to sponsor bank	$34,225	$45,153	$45,465
Accounts payable	17,923	27,103	26,891
Current portion of accrued buyout liability	17,985	9,327	10,258
Merchant deposits and loss reserves	4,761	7,175	8,145
Accrued expenses and other	5,685	6,701	5,932
Current portion of borrowings and financing arrangement	3,654	5,286	5,227

Total current liabilities	84,233	100,745	101,918
Long-term portion of borrowings and financing arrangements	12,312	7,808	7,324
Warrants with mandatory redemption provisions	2,111	1,566	1,655
Long-term portion of accrued buyout liability	—	17,708	16,665

Total liabilities	98,656	127,827	127,562

Commitments and contingencies (Note 15)
Series A Senior Convertible Participating Preferred Stock, $80 million liquidation preference, $.001 par value, 10,000,000 shares authorized, 7,619,048 issued and outstanding	43,401	—	—
Stockholders' (deficit) equity:
Series A Senior Convertible Participating Preferred Stock, $80 million liquidation preference, $.001 par value, 10,000,000 shares authorized, 7,619,048 issued and outstanding	—	8	8
Common Stock, $.001 par value, 100,000,000 shares authorized, 16,019,196, 16,437,760 and 16,451,080 issued and outstanding in 2003, 2004 and at the period ending March 31, 2005, respectively	8	8	8
Warrants outstanding	1,500	—	—
Additional paid-in capital	1,001	41,065	41,110
Accumulated other comprehensive income (loss)	3	(10)	(18)
Accumulated deficit	(43,827)	(34,972)	(32,278)

Total stockholders' (deficit) equity	(41,315)	6,099	8,830

Total liabilities and stockholders' (deficit) equity	$100,742	$133,926	$136,392

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
	(As Restated See Note 21)	(As Restated See Note 21)	(As Restated See Note 21)	(As Restated See Note 21)
Revenue:
Gross processing revenue	$330,975	$414,715	$595,524	$119,202	$166,172
Other revenue, net	9,607	7,522	7,225	2,002	3,693

Total net revenue	340,582	422,237	602,749	121,204	169,865

Costs of services:
Interchange	242,407	302,057	438,738	86,372	122,416
Dues and assessments	12,616	15,945	23,348	4,785	6,415
Processing and servicing	44,224	50,805	70,232	14,748	19,820
Customer acquisition costs	12,422	13,380	18,908	4,135	5,841
Depreciation and amortization	1,587	2,571	3,912	876	1,283

Total costs of services	313,256	384,758	555,138	110,916	155,775
Selling and administrative	20,786	25,751	31,501	7,233	8,989

Total expenses	334,042	410,509	586,639	118,149	164,764

Income from operations	6,540	11,728	16,110	3,055	5,101

Other income (expense):
Interest income	171	124	182	38	110
Interest expense	(1,182)	(1,188)	(1,385)	(298)	(435)
Fair value adjustment for warrants with mandatory redemption provisions	(509)	(893)	(509)	—	(90)
Other, net	(62)	(740)	833	833	(3)

Total other income (expense)	(1,582)	(2,697)	(879)	573	(418)

Income before income taxes	4,958	9,031	15,231	3,628	4,683
Provision for (benefit from) income taxes	51	(11,102)	6,376	1,482	1,989

Net income	$4,907	$20,133	$8,855	$2,146	$2,694

Accretion of Series A Senior Convertible Participating Preferred Stock	(6,509)	—	—	—	—
Income allocated to Series A Senior Convertible Partcipating Preferred Stock	—	(9,843)	(4,263)	(1,037)	(1,295)

Net (loss) income attributable to Common Stock	$(1,602)	$10,290	$4,592	$1,109	$1,399

Net income	$4,907	$20,133	$8,855	$2,146	$2,694
Other comprehensive income, net of tax:
Unrealized gains (losses) on investments	17	(14)	(13)	7	(8)

Comprehensive income	$4,924	$20,119	$8,842	$2,153	$2,686

Earnings (loss) per share:
Basic	$(0.10)	$0.65	$0.28	$0.07	$0.09
Diluted	$(0.10)	$0.62	$0.26	$0.07	$0.08
Weighted average number of shares outstanding:
Basic	15,642	15,932	16,408	16,296	16,449
Diluted	15,642	32,231	33,786	32,871	34,672

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
(In thousands)

	Preferred Stock		Common Stock				Accumulated Other Comprehensive Income
						Additional Paid-In Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount	Warrants				Total
Balance, January 1, 2002 as previously reported	—	$—	15,440	$8	$1,500	$—	$—	$(47,916)	$(46,408)
Adjustments to as previously reported	—	—	—	—	—	—	—	(15,193)	(15,193)

Balance, January 1, 2002 (as restated see note 21)	—	$—	15,440	$8	$1,500	$—	$—	$(63,109)	$(61,601)

Issuance of Common Stock for commission buyout	—	—	124	—	—	282	—	—	282
Issuance of Common Stock in connection with Welsch Financial Merchant Services, Inc. purchase	—	—	284	—	—	670	—	—	670
Repurchase of Common Stock	—	—	(96)	—	—	(201)	—	—	(201)
Accretion of Series A Senior Convertible Participating Preferred Stock	—	—	—	—	—	(751)	—	(5,758)	(6,509)
Accumulated other comprehensive income	—	—	—	—	—	—	17	—	17
Net income for the period (as restated see note 21)	—	—	—	—	—	—	—	4,907	4,907

Balance, December 31, 2002 (as restated see note 21)	—	$—	15,752	$8	$1,500	$—	$17	$(63,960)	$(62,435)

Issuance of Common Stock for earnout provisions	—	$—	267	$—	$—	$998	$—	$—	$998
Issuance of Common Stock—options exercised	—	—	2	—	—	11	—	—	11
Repurchase of Common Stock	—	—	(2)	—	—	(8)	—	—	(8)
Accumulated other comprehensive loss	—	—	—	—	—	—	(14)	—	(14)
Net income for the period (as restated see note 21)	—	—	—	—	—	—	—	20,133	20,133

Balance, December 31, 2003 (as restated see note 21)	—	$—	16,019	$8	$1,500	$1,001	$3	$(43,827)	$(41,315)

Reclassification of Series A Senior Convertible Participating Preferred Stock to stockholders' (deficit) equity	7,619	$8	—	$—	$—	$43,393	$—	$—	$43,401
Issuance of Common Stock—options exercised	—	—	554	—	—	1,584	—	—	1,584
Redemption of warrants issued in connection with Series A Senior Convertible Participating Preferred Stock	—	—	—	—	(1,500)	(3,750)	—	—	(5,250)
Repurchase of Common Stock	—	—	(135)	—	—	(1,231)	—	—	(1,231)
Deferred compensation on accelerated vesting of options	—	—	—	—	—	68	—	—	68
Accumulated other comprehensive income	—	—	—	—	—	—	(13)	—	(13)
Net income for the period (as restated see note 21)	—	—	—	—	—	—	—	8,855	8,855

Balance, December 31, 2004 (as restated see note 21)	7,619	$8	16,438	$8	$—	$41,065	$(10)	$(34,972)	$6,099

Issuance of Common Stock—options exercised (unaudited)			13			45			45
Accumulated other comprehensive income (unaudited)							(8)		(8)
Net income for the period (unaudited)								2,694	2,694

Balance, March 31, 2005 (unaudited)	7,619	$8	16,451	$8	$—	$41,110	$(18)	$(32,278)	$8,830

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
	(As Restated See Note 21)	(As Restated See Note 21)	(As Restated See Note 21)	(As Restated See Note 21)
Cash flows from operating activities:
Net income	$4,907	$20,133	$8,855	$2,146	$2,694
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	10,359	15,394	22,740	4,686	6,844
Fair value adjustment for warrants with mandatory redemption provisions	509	893	509	—	90
Deferred compensation charge on accelerated vesting of options	—	—	68	—	—
(Gain) loss on disposal of property and equipment	(44)	64	—	—	—
Deferred taxes	—	(11,467)	4,687	1,003	113
Changes in operating assets and liabilities:
Increase in receivables	(6,029)	(11,499)	(19,391)	(4,144)	(338)
(Increase) decrease in inventory	(351)	349	147	106	456
Increase in capitalized customer acquisition costs	(13,068)	(19,911)	(30,739)	(6,142)	(6,924)
(Increase) decrease in prepaid expenses	(1,113)	254	(1,796)	(386)	(830)
Decrease in deposits and other assets	497	95	262	347	24
Increase in due to sponsor bank and accounts payable	6,190	11,115	20,108	5,101	100
Increase (decrease) in accrued expenses and other	1,621	1,591	1,013	612	(768)
(Decrease) increase in merchant deposits and loss reserves	(1,684)	(407)	2,414	177	970
Increase (decrease) in accrued buyout liability	1,182	5,433	9,050	1,710	(112)

Net cash provided by operating activities	2,976	12,037	17,927	5,216	2,319

Cash flows from investing activities:
Purchase of investments	(1,631)	(310)	(120)	(250)	(250)
Maturities of investments	146	469	362	252	1
Purchases of property and equipment	(3,621)	(3,666)	(9,115)	(1,119)	(2,102)
Proceeds from disposal of property and equipment	45	—	—	—	—

Net cash used in investing activities	(5,061)	(3,507)	(8,873)	(1,117)	(2,351)

Cash flows from financing activities:
Redemption of warrants issued in connection with Series A Senior Convertible Participating Preferred Stock	—	—	(5,250)	—	—
Redemption of warrants issued in connection with debt financing	—	—	(1,055)	(1,055)	—
Proceeds from debt issuance	3,609	500	—	—	—
Principal payments on borrowings and financing arrangements	(6,297)	(4,102)	(2,869)	(934)	(544)
Issuance of Common Stock	—	11	1,584	(37)	45
Repurchase of Common Stock	(201)	(8)	(1,231)	—	—

Net cash used in financing activities	(2,889)	(3,599)	(8,821)	(2,026)	(499)

Net increase (decrease) in cash	(4,974)	4,931	233	2,073	(531)
Cash and cash equivalents, beginning of period	13,047	8,073	13,004	13,004	13,237

Cash and cash equivalents, end of period	$8,073	$13,004	$13,237	$15,077	$12,706

Supplemental cash flow information:
Cash paid for interest	$1,178	$1,164	$1,387	$225	$409
Cash paid for income taxes	43	116	851	273	801
Supplemental schedule of non cash activities:
Accretion of Series A Senior Convertible Participating Preferred Stock	6,509	—	—	—	—
Value of merchant contract conversions assigned to satisfy financing arrangement	2,196	—	—	—	—
Stock issued to satisfy buyout and earnout liabilities	952	999	—	—	—
Amortization of other assets	216	255	255	64	64

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND OPERATIONS

        The accompanying consolidated financial statements include those of Heartland Payment Systems, Inc. (the "Company") and its wholly-owned subsidiary, Heartland Payroll Company ("HPC"). All intercompany balances and transactions with the Company's wholly-owned subsidiary have been eliminated upon consolidation. The Company provides payment-processing services related to bank card transactions for merchants throughout the United States. In addition, the Company provides certain other merchant services, including the sale and rental of terminal equipment and supplies. HPC provides payroll and related tax filing services throughout the United States.

        The officers and directors of the Company represent a majority of the outstanding shares, and so control the Company.

        As discussed in Note 20, all outstanding common shares, average common shares, earnings per common share and conversion amounts related to stock options, warrants and Series A Senior Convertible Participating Preferred Stock have been retroactively adjusted to reflect a two-for-one stock split on July 26, 2005.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates include the accrued buyout liability, capitalized customer acquisition costs, loss reserves, certain accounts payable and accrued expenses and certain tax assets and liabilities as well as the related valuation allowances. Actual results could differ from those estimates.

        Concentrations—The majority of the Company's merchant processing activity is processed by a single vendor. The Company believes that the vendor maintains appropriate backup systems and alternative arrangements to avoid a significant disruption of processing in the event of an unforeseen event.

        Substantially all of the Company's revenue is derived from processing Visa and MasterCard bank card transactions. Because the Company is not a "member bank" as defined by Visa and MasterCard, in order to process these bank card transactions the Company has entered into a sponsorship agreement with a bank. The agreement with the bank sponsor requires, among other things, that the Company abide by the by-laws and regulations of the Visa and MasterCard associations and maintain a certificate of deposit with the bank sponsor. If the Company breaches the sponsorship agreement, the bank sponsor may terminate the agreement and, under the terms of the agreement, the Company would have 180 days to identify an alternative bank sponsor. The Company is dependent on its bank sponsor, Visa and MasterCard for notification of any compliance breaches. As of December 31, 2004, the Company has not been notified of any such issues by its bank sponsor, Visa or MasterCard.

        The Company processes for merchants throughout the United States. California represented 15.3% of the Company's total processing volume in December 2004.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

        Receivables—The Company carries receivables from its merchants resulting from the practice of advancing interchange fees to most of its merchants during the month and collecting those fees from merchants at the beginning of the following month. During each month, the Company's sponsor bank advances interchange fees to most of the Company's merchants so that during the month a payable to the sponsor bank is incurred. The payable to the sponsor bank is repaid at the beginning of the following month out of the fees the Company collects from its merchants.

        Investments—Investments consist of corporate and U.S. Government debt securities and certificates of deposit. The Company classifies its investments as available-for-sale and records them at the fair value of the investments based on quoted market prices. Cost is determined on a specific identification basis.

        Inventories—Inventories consist of point-of-sale terminal equipment held for sale to merchants, and are valued at the lower of cost or market price. Cost is arrived at using the first-in, first-out method. Market price is estimated based on current sales of equipment.

        Capitalized Customer Acquisition Costs, net—Capitalized customer acquisition costs consist of (1) up-front signing bonus payments made to Relationship Managers and sales managers for the establishment of new merchant relationships, and (2) a deferred acquisition cost representing the cost of buying out the commissions of vested sales employees. Pursuant to Staff Accounting Bulletin Topic 13, Revenue Recognition, and FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, capitalized customer acquisition costs represent incremental, direct customer acquisition costs that are recoverable through gross margins associated with merchant contracts. The capitalized customer acquisition costs are amortized using a method which approximates a proportional revenue approach over the initial three-year term of the merchant contract.

        The up-front signing bonus is based on the estimated gross margin for the first year of the merchant contract. The signing bonus, amount capitalized, and related amortization are adjusted after one year to reflect the actual gross margin generated by the merchant contract during that year. The deferred customer acquisition cost asset is accrued over the first year of merchant processing, consistent with the build-up in the accrued buyout liability, as described below.

        Management evaluates the capitalized customer acquisition costs for impairment at each balance sheet date by comparing, on a pooled basis by vintage month of origination, the expected future net cash flows from underlying merchant relationships to the carrying amount of the capitalized customer acquisition costs. If the estimated future net cash flows are lower than the recorded carrying amount, indicating an impairment of the value of the capitalized customer acquisition costs, the impairment loss will be charged to operations.

        Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed straight-line over periods ranging from three to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company capitalizes the cost of computer software developed for internal use and amortizes such costs over an estimated useful life of three years.

        Long-Lived Assets—The Company evaluates the potential for impairment when changes in circumstances indicate that undiscounted cash flows estimated to be generated by the related assets are less than the carrying amount. Management believes that no such changes in circumstances or impairment have occurred as of December 31, 2004.

        Merchant Deposits and Loss Reserves—Disputes between a cardholder and a merchant periodically arise due to the cardholder's dissatisfaction with merchandise quality or the merchant's service, and the disputes may not always be resolved in the merchant's favor. In some of these cases, the transaction is "charged back" to the merchant and the purchase price is refunded to the cardholder by the credit card-issuing institution. If the merchant is unable to fund the refund, the Company is liable for the full amount of the transaction. The Company may have partial recourse to the Relationship Manager originally soliciting the merchant contract, if the Relationship Manager is still receiving income from the merchant's processing activities. During 2003, the Company adopted FIN 45. Under FIN 45 the Company's obligation to stand ready to perform is minimal. The Company maintains deposits or the pledge of a letter of credit from certain merchants as an offset to potential contingent liabilities that are the responsibility of such merchants. The Company evaluates its ultimate risk and records an estimate of potential loss for chargebacks related to merchant fraud based upon an assessment of actual historical fraud loss rates compared to expected processing volume levels.

        Accrued Buyout Liability—Relationship Managers and sales managers are paid residual commissions based on the gross margin generated by monthly merchant processing activity. Until May 2004, Relationship Managers and sales managers had the contractual right to sell their portfolio equity at a fixed multiple. The Company has the right to buy out some or all of these commissions, and intends to do so periodically. Because of the Company's intent and ability to execute purchases of the residual commissions, and the mutual understanding between the Company and the Relationship Managers and sales managers, the Company has accounted for this deferred compensation arrangement pursuant to the substantive nature of the plan. The Company therefore records the amount currently payable (the "settlement cost") to buy out non-servicing related commissions ("owned commissions") from vested Relationship Managers and sales managers, and an accrual, based on their progress towards vesting, for those unvested Relationship Managers and sales managers who are expected to vest in the future. As noted above, as the liability increases over the first year of a merchant contract, the Company also records for vested Relationship Managers and sales managers a related deferred acquisition cost asset. The accrued buyout liability associated with unvested Relationship Managers and sales managers is not included in the deferred acquisition cost asset since future services are required in order to vest. Subsequent changes in the settlement cost, due to account attrition, same-store sales growth and changes in gross margin, are included in the same income statement caption as customer acquisition cost amortization expense.

        The accrued buyout liability is based on the merchants under contract at the balance sheet date, the gross margin generated over the prior 12 months, and the contractual buyout multiple. The liability related to a new merchant is therefore zero when the merchant is installed, and increases over the twelve months following the installation date. The same procedure is applied to unvested commissions over the expected vesting period, but is further adjusted to reflect the Company's experience that 31% of unvested Relationship Managers and sales managers become vested.

        For December 31, 2004 and March 31, 2005, the classification of the accrued buyout liability between current and non-current liabilities on the consolidated balance sheet is based upon the

Company's estimate of the amount of the accrued buyout liability that it reasonably expects to pay over the next twelve months. This estimate is developed by calculating the cumulative annual average percentage that total historical buyout payments represent of the accrued buyout liability. That percentage is applied to the period-end accrued buyout liability to determine the current portion. At December 31, 2003, the total accrued buyout liability is classified as current in accordance with ARB No. 43, which requires a liability to be classified as current if by its terms it is due on demand. At December 31, 2003, the Company's vested Relationship Managers and sales managers had the contractual right to sell their residual equity to the Company. This right was eliminated in May 2004.

        Warrants—Warrants with mandatory redemption provisions are classified as debt and are recorded at estimated fair value.

        Financing Arrangements—Pursuant to EITF 88-18, the Company recognizes the transfer of merchant contracts as financing arrangements included under Borrowings and Financing Arrangements, until such time as the conditions for recognizing the transfer as a sale are met.

        The interest rates on these financing arrangements are computed based on the expected cash flows resulting from these contracts, reduced by an expected annual volume attrition rate of 15%. Any significant differences between actual future payments and expected payments will result in a change to that interest rate, which will be applied prospectively.

        Revenue—Revenue is mainly comprised of transaction and discount fees from the processing of merchant transactions. Revenue is recorded as bank card transactions are processed or payroll services are performed. The Company passes through to its customers any changes in interchange or association fees. Payroll revenue represents periodic and annual processing fees, which are recorded as services are performed.

        Other revenue includes fees earned from customer service, termination fees on terminated contracts, fees for the sale, rental, leasing and deployment of credit card terminals and other miscellaneous revenue. These amounts are shown net of their associated direct costs, if any, and are recorded at the time the service is performed.

        Income Taxes—The Company accounts for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates.

        Stock Options—The Company accounts for its stock options using the intrinsic value method in which no compensation expense has been recognized for its stock-based compensation plan because the options are granted at an exercise price greater than or equal to the estimated fair value at the grant date. The estimated fair value of options granted during 2002 and 2003 was $0 and $0, respectively, due to the Company's use of a 0% volatility factor as a private company. The fair value of options for the periods ended December 31, 2002, 2003 and 2004, and the three months ended March 31, 2004 and 2005 was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions: weighted-average risk-free interest rate of 2.93%, 1.82%, 2.31%, 2.20% and 3.43% respectively; no dividends; a volatility factor of 0%, 0%, 50%, 0% and 50%, respectively and an expected life of one to three years.

        For those periods prior to the filing of the Company's initial August 2004 registration statement on Form S-1, the Company assumed a volatility factor of 0%, which was consistent with existing accounting literature pertaining to non-public companies. For those periods after filing the Company's initial August 2004 registration statement on Form S-1, the Company assumed a volatility factor of 50%. The 50% volatility assumption was determined by referencing the average volatility assumed by six of the Company's public company peers.

        Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average outstanding common shares plus equivalent shares assuming exercise of stock options, warrants and conversion of Series A Senior Convertible Participating Preferred Stock, where dilutive. As discussed in Note 20, weighted average shares outstanding and dilutive securities have been adjusted to reflect a two-for-one stock split of the Company's common stock on July 26, 2005. The following table presents the effect on net (loss) income and basic and diluted net (loss) income per common share had the Company adopted the fair value method of accounting for stock-based compensation under SFAS No. 123 (in thousands, except per share data):

	Years Ended December 31			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
	(In thousands)
Net income	$4,907	$20,133	$8,855	$2,146	$2,694
Deduct: Total stock-based employee compensation expense determined under fair-value-based method, net of related tax expense	—	—	5,493	—	1,444

Pro forma net (loss) income	4,907	20,133	3,362	2,146	1,250
Less: Accretion of Series A Senior Convertible Participating Preferred Stock	(6,509)	—	—	—	—
Less: Income allocated to Series A Senior Convertible Participating Preferred Stock	—	(9,843)	(1,618)	(1,037)	(635)

Pro forma net (loss) income attributable to common stock	$(1,602)	$10,290	$1,744	$1,109	$615

Earnings per share:
As reported:
Basic	$(0.10)	$0.65	$0.28	$0.07	$0.09
Diluted	$(0.10)	$0.62	$0.26	$0.07	$0.08
Pro forma:
Basic	$(0.10)	$0.65	$0.11	$0.07	$0.04
Diluted	$(0.10)	$0.62	$0.10	$0.07	$0.04

        New Accounting Pronouncements—On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29." SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123 revised"). This statement revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The most significant change resulting from this statement is the requirement for public companies to expense employee share-based payments under fair value as originally introduced in SFAS No. 123. SFAS No. 123 revised is effective, as amended on April 21, 2005 by the Securities and Exchange Commission, beginning with the first interim or annual reporting period of the registrant's first fiscal year beginning on or after June 15, 2005. The Company will adopt this statement when effective, and continues to assess its impact.

3.    RECEIVABLES

        A summary of receivables by major class are as follows at December 31, 2003 and 2004 and March 31, 2005:

	December 31,
			March 31, 2005
	2003	2004
	(In thousands)		(unaudited) (In thousands)
Accounts receivable from merchants	$43,468	$60,739	$62,432
Accounts receivable from others	1,466	3,753	2,399

	44,934	64,492	64,831
Less allowance for doubtful accounts	—	(167)	(167)

	$44,934	$64,325	$64,664

        Receipts from settlement of the accounts receivable from merchants are primarily used to satisfy accounts payable to bank card processing banks.

4.    INVESTMENTS

        The cost, gross unrealized gains (losses) and estimated fair value for available-for-sale investments by major security type and class of security are as follows at December 31, 2003 and 2004 and March 31, 2005:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
December 31, 2003
Debt securities of the U.S. Government	$440	$6	$—	$446
Corporate debt securities	360	5	(1)	364
Certificates of deposit	544	—	—	544

	$1,344	$11	$(1)	$1,354

December 31, 2004
Debt securities of the U.S. Government	$195	$—	$(1)	$194
Corporate debt securities	360	1	(4)	357
Certificates of deposit	549	—	—	549

	$1,104	$1	$(5)	$1,100

March 31, 2005 (unaudited)
Debt securities of the U.S. Government	$443	$—	$(3)	$440
Corporate debt securities	360	—	(11)	349
Certificates of deposit	551	—	—	551

	$1,354	$—	$(14)	$1,340

        As of December 31, 2004, all unrealized losses in investments were the result of increases in interest rates. The unrealized losses in any individual security did not exceed 1.5% of the Company's cost basis. These investments are not considered other-than-temporarily impaired because the Company has the ability and intent to hold these investments for a period of time sufficient for a forecasted recovery in value, which may be upon maturity.

        The maturity schedule of all investments owned along with amortized cost and estimated fair value as of March 31, 2005 (unaudited) is as follows:

	Amortized Cost	Estimated Fair Value
	(In thousands)
Due in one year or less	$802	$801
Due after one year through five years	552	539

	$1,354	$1,340

5.    CAPITALIZED CUSTOMER ACQUISITION COSTS, NET

        A summary of the capitalized customer acquisition costs, net is as follows as of December 31, 2003 and 2004 and March 31, 2005:

	December 31,		March 31,
	2003	2004	2005
	(In thousands)		(unaudited) (In thousands)
Capitalized signing bonuses	$27,428	$40,407	$42,754
Less accumulated amortization	(11,926)	(15,862)	(17,454)

	$15,502	$24,545	$25,300

Capitalized customer deferred acquisition costs	13,055	21,349	26,576
Less accumulated amortization	(6,236)	(11,647)	(16,290)

	6,819	9,702	10,286

	$22,321	$34,247	$35,586

        Amortization expense was $8.8 million, $13.1 million and $18.3 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $4.0 million (unaudited) and $5.6 million (unaudited) for the three months ended March 31, 2004 and 2005, respectively.

        The Company believes that no impairment has occurred as of December 31, 2003 and 2004. Net signing bonus adjustments from estimated amounts to actual were $0.8 million and $1.4 million for the years ended December 31, 2003, and 2004, respectively, and $0.5 million (unaudited) for the three months ended March 31, 2005. Fully amortized signing bonuses of $5.7 million and $7.2 million were written off during the years ended December 31, 2003 and 2004 respectively and $1.9 million (unaudited) for the three months ended March 31, 2005.

6.    PROPERTY AND EQUIPMENT, NET

        A summary of property and equipment, net is as follows as of December 31, 2003 and 2004 and March 31, 2005:

	December 31,		March 31,
	2003	2004	2005
	(In thousands)		(unaudited) (In thousands)
Computer hardware and software	$7,252	$13,611	$15,173
Furniture, fixtures and equipment	1,401	1,709	1,713
Leasehold improvements	877	1,601	2,138

	9,530	16,921	19,024
Less accumulated depreciation	(4,031)	(5,977)	(7,197)

	$5,499	$10,944	$11,827

        Depreciation expense of property and equipment was $1.4 million, $2.3 million and $3.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $0.7 million (unaudited) and $1.2 million (unaudited) for the three months ended March 31, 2004 and 2005, respectively. Fully depreciated assets of $1.2 million, $1.1 million and $1.7 million were written off during 2002, 2003, and 2004, respectively.

7.    BORROWINGS AND FINANCING ARRANGEMENTS

        A summary of borrowings are as follows as of December 31, 2003 and 2004 and March 31, 2005:

	December 31,		March 31,
	2003	2004	2005
	(In thousands)		(unaudited) (In thousands)
Financing Arrangements	$12,863	$10,241	$9,698
Revolver Advance Facility	2,069	2,069	2,069
Purpose and Ability Line of Credit	784	784	784
Welsch Asset Purchase Agreement Note	250	—	—

	15,966	13,094	12,551
Less Current Portion	3,654	5,286	5,227

Long-term portion of borrowings and financing arrangements	$12,312	$7,808	$7,324

        Principal payments due on borrowings and financing arrangements for the next five years are as follows:

Year Ended December 31,	(in thousands)
2005	$5,286
2006	2,160
2007	1,851
2008	1,503
2009	1,315
Thereafter	979

$13,094

Financing Arrangements

        On December 31, 1999 the Company signed a Merchant Services Purchase and Sale Agreement with National Processing Company, which was amended by a First Modification Agreement in December, 2000, and Amendment No. 1 to the First Modification Agreement in December, 2001. Under these agreements, the Company agreed to the transfer of merchant contracts generating a specified amount of net revenue to the transferee, and to pay all cash flows, net of servicing fees and chargeback losses, associated with specific lists of merchant contracts that were committed to the arrangement. This transaction has been treated as a financing arrangement, as discussed in Note 2. As a result, the Company had recorded a liability of $23.0 million on December 31, 1999, which was reduced by servicing payments and the value of converted contracts. The respective amendments of the agreements had the effect of triggering sale treatment for those contracts that were converted to the transferee's systems in 2000, 2001 and 2002. Effective August 1, 2002, the Company signed a five-year servicing agreement with the transferee, in which the Company agreed to provide servicing to those merchants in a defined final pool that had not been converted to the transferee's processing systems, and that no further conversions would be made. The servicing agreement is terminable by the transferee upon the occurance of certain change in control events, upon material breach by the Company, if merchant losses exceed a specified threshold, or if the Company enters into bankruptcy, receivership or other like status, in which event the transferee will be responsible for the conversion of the remaining serviced merchants to their processing systems. The interest rate at December 31, 2004 was 4.26%

        On November 1, 2000, the Company signed a Merchant Portfolio Purchase Agreement and an associated Servicing Agreement with Certegy Inc., each of which was amended on January 16, 2002. Under these agreements, the Company pays all cash flows, net of servicing fees and chargeback losses, related to the transferred merchant contracts to the transferee. This transaction has been treated as a financing arrangement, as discussed in Note 2. As a result, the Company recorded a liability of $22.0 million on November 1, 2000, and the payments made represent interest plus principal repayments. The interest rate at December 31, 2004 is 2.53%. The servicing agreement is terminable only upon material breach by either party, or if the Company enters into bankruptcy, receivership or other like status.

Loan and Security Agreement

        On August 28, 2002, the Company signed a Loan and Security Agreement for two loan instruments; this Agreement was amended on November 6, 2003 and June 23, 2004. The first instrument is a Revolver Advance Facility ("Revolver"), which is to be used solely to fund the buyout of future commissions from current or former Relationship Managers or from Independent Sales Organizations ("ISOs"). The Company may draw down on the Revolver up to but not exceeding an aggregate unpaid principal amount outstanding of $3,500,000. The entire principal balance plus all accrued interest and fees is due on May 31, 2005 (subsequently extended to August 31, 2005), or on demand if there were to be a default. The Revolver accrues interest at a rate equal to the prime rate, which was 5.25% at December 31, 2004. The Company's assets, including accounts receivable, inventory, furniture and equipment and general intangibles, serve as collateral to secure the Revolver.

        On May 26, 2005, the Company entered into an amendment to its Loan and Security Agreement, which extended the scheduled maturity date from May 31, 2005 to August 31, 2005.

        The second instrument is a $3,000,000 Purpose and Ability Line of Credit Facility ("Line of Credit"). The Line of Credit accrues interest at the prime rate, which was 5.25% at December 31, 2004, and is secured by the assets of the Company, including accounts receivable, inventory, furniture and equipment and general intangibles. The entire principal balance plus all accrued interest and fees is due upon demand.

        The Company is subject to standard loan covenants and financial statement reporting requirements on both of the debt instruments and was in compliance at December 31, 2003 and 2004.

Welsch Asset Purchase Agreement

        Effective March 31, 2002, the Company entered into an Asset Purchase Agreement with Welsch Financial Merchant Services, Inc. The purchase price included a note for $2,000,000. The outstanding amount of this note was $250,000 and $0 at December 31, 2003 and 2004, respectively.

8.    MERCHANT DEPOSITS AND LOSS RESERVES

        The Company's merchants have the liability for any charges properly reversed by the cardholder through a mechanism known as a chargeback. If the merchant is unable to pay this amount, the Company will be liable to the Visa and MasterCard associations for the reversed charges.

        During 2003, the Company adopted FIN 45. Under FIN 45, the Company's obligation to stand ready to perform is minimal. The Company requires personal guarantees, merchant deposits and letters of credit from certain merchants to minimize its obligation. As of December 31, 2003, December 31, 2004 and March 31, 2005, the Company held merchant deposits totaling $4.2 million, $6.7 million and $7.7 million (unaudited), and letters of credit totalling $80,000, $30,000 and $480,000 (unaudited), respectively.

        The Visa and MasterCard associations generally allow chargebacks up to four months after the later of the date the transaction is processed or the delivery of the product or service to the cardholder. As the majority of the Company's transactions involve the delivery of the product or service at the time of the transaction, a reasonable basis for determining an estimate of the Company's exposure to chargebacks is the last four months' processing volume on its portfolio, which was $5.0 billion, $6.6 billion, $9.0 billion and $9.4 billion (unaudited) for the four months ended December 31, 2002, 2003 and 2004, and March 31, 2005, respectively. However, for the four months ended December 31, 2002, 2003, 2004 and March 31, 2005, the Company was presented with $4.5 million, $5.4 million, $5.6 million and $5.5 million (unaudited), respectively, in chargebacks by issuing banks. In the years ended December 31, 2002, 2003, and 2004 and the three months ended March 31, 2005, the Company incurred merchant credit losses of $561,928, $605,256, $939,500 and $299,714 (unaudited), respectively, on total dollar volume processed of $14.4 billion, $17.9 billion, $25.0 billion and $6.9 billion (unaudited), respectively. These credit losses are included in "cost of services" in the Company's consolidated statements of operations.

        The loss recorded by the Company for chargebacks associated with any individual merchant is typically small, due both to the relatively small size and the processing profile of the Company's clients. However, from time to time the Company will encounter instances of merchant fraud, and the resulting chargeback losses may be considerably more significant to the Company. The Company has established a reserve for estimated credit and fraud losses on its consolidated balance sheets, amounting to $773,000, $558,225, $468,000 and $471,000 (unaudited) on December 31, 2002, 2003 and 2004 and March 31, 2005, respectively. This reserve is determined by performing an analysis of the Company's historical loss experience applied to current processing volume and exposures.

        A summary of the loss reserve for the years ended December 31, 2002, 2003 and 2004 and March 31, 2005 is as follows:

	December 31			March 31,
	2002	2003	2004	2005
	(In thousands)			(unaudited) (In thousands)
Beginning balance	$736	$773	$558	$468
Additions to reserve	598	390	849	303
Charges against reserve	(561)	(605)	(939)	(300)

Ending Balance	$773	$558	$468	$471

9.    ACCRUED BUYOUT LIABILITY

        A summary of the accrued buyout liability is as follows as of December 31, 2003 and 2004 and March 31, 2005:

	December 31,		March 31,
	2003	2004	2005
	(In thousands)		(unaudited) (In thousands)
Vested Relationship Managers and sales managers	$17,632	$25,788	$25,709
Unvested Relationship Managers and sales managers	353	1,247	1,214

	17,985	27,035	26,923
Less current portion	17,985	9,327	10,258

Long-term portion of accrued buyout liability	$—	$17,708	$16,665

	December 31,			March 31,
	2002	2003	2004	2005
	(In thousands)			(unaudited) (In thousands)
Beginning balance	$13,321	$13,551	$17,985	$27,035
Increase in settlement obligation, net	8,774	9,174	11,263	3,175
Buyouts	(8,544)	(4,740)	(2,213)	(3,287)

Ending balance	$13,551	$17,985	$27,035	$26,923

        The increase in settlement obligation is due to new merchant account signings, as well as same store sales growth and changes in gross margin, primarily attributable to account attrition.

        In calculating the accrued buyout liability for unvested Relationship Managers and sales managers, the Company has assumed that 31% of the unvested Relationship Managers and sales managers will vest in the future, which represents the Company's historical vesting rate. A 5% increase to 36% in the expected vesting rate would have increased the accrued buyout liability for unvested Relationship Managers and sales managers by $56,974 at December 31, 2003, $201,139 at December 31, 2004 and $195,713 (unaudited) at March 31, 2005.

10.    CONVERTIBLE PREFERRED STOCK AND WARRANTS

        The Series A Senior Convertible Participating Preferred Stock (the "Convertible Preferred") is convertible by the holders at any time and automatically converts upon the closing of a qualified public offering up to 15,238,096 shares of the Company's Common Stock, participates equally in dividends and distributions with the Common Stock, pays no other dividends and has a liquidation preference of $80 million. The Convertible Preferred was redeemable at the option of two-thirds of the holders after October 1, 2006 at the higher of the liquidation preference or value per common share. The carrying value of the Convertible Preferred was accreted to its mandatory redeemable value by $6,509,019 in the year ended December 31, 2002, using the effective interest rate method. During 2002, the Company stopped accreting the Convertible Preferred because the terms of the Certificate of Designations for the Convertible Preferred and the Shareholders' Agreement by and among the holders of the Company's Common Stock and the Convertible Preferred were amended to eliminate certain rights of the holders of the Convertible Preferred that might, in certain circumstances, have allowed those holders to cause redemption of the Convertible Preferred. The holders of the Convertible Preferred have the right to elect three directors to the Company's Board and have certain other rights with respect to the governance of the Company.

        In addition, the holders of the Convertible Preferred received five-year warrants to purchase an additional 2,000,000 shares of the Company's Common Stock at a price of $2.63 per share, which were valued at $1.5 million. The Company redeemed these warrants on September 28, 2004 by paying the holders the net consideration of $5.25 million.

        In August 2004, the Certificate of Designations of the Convertible Preferred was amended to eliminate after October 1, 2006 certain rights of the holders to treat a merger of the Company as a liquidation event. This amendment was in addition to amendments made in 2002 to the terms of the Certificate of Designations for the Convertible Preferred and the Shareholders' Agreement by and among the holders of the Company's Common Stock. As a result of the amendment, the Company has classified the Convertible Preferred as a part of stockholders' (deficit) equity in its December 31, 2004 and March 31, 2005 financial statements.

        The Board of Directors is authorized to issue shares of preferred stock in one or more classes or series without any further action by the Company's stockholders.

        On July 26, 2001, the Company signed a Loan and Security Agreement with BHC Interim Funding, L.P., and received a Term Loan (the "BHC Bridge Loan") in the amount of $4.76 million, which accrued interest at a rate of 13.75%, and was secured by a first priority lien on the Company's merchant contracts and certain other assets. The BHC Bridge Loan was repaid on October 11, 2001. In connection with this agreement, the Company issued 337,810 five-year mandatory redeemable warrants to purchase its Common Stock for $0.005, which were valued at $605,049. Commencing July 26, 2003, the holder can require the Company to redeem these warrants at their per share fair value. The Company records these warrants at their estimated fair value and adjusted these warrants by $0.5 million and $0.9 million in December 2002 and 2003 because transactions indicated that $3.61 and $6.25 per share, respectively, was an appropriate fair value. On January 8, 2004, the warrant holder elected to cause the Company to redeem 168,906 shares at the fair value of $6.25 per share. The Company has adjusted the warrants by an additional $0.5 million in the period ending December 31, 2004 and by $0.1 million (unaudited) on March 31, 2005 to reflect the estimated fair value of $9.28 and $9.80 per share, respectively.

11.    INCOME TAXES

        Income tax provision (benefit) for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2005 and 2004 is as follows:

	December 31,			March 31,
	2002	2003	2004	2004	2005
				(unaudited)
	(In thousands)			(In thousands)
Current tax:
Federal	$—	$130	$1,318	$356	$1,531
State	51	235	371	122	345
Deferred taxes:
Federal	—	(9,364)	3,859	847	92
State	—	(2,103)	828	157	21

Provision for (benefit from) income taxes	$51	$(11,102)	$6,376	$1,482	$1,989

        The net deferred tax asset was comprised of the following:

	December 31,		March 31,
	2003	2004	2005
	(In thousands)		(unaudited) (In thousands)
Merchant contract costs	$12,348	$15,317	$15,671
Borrowings and financing arrangement	5,466	4,353	4,123
Federal net operating loss carryforwards	1,188	—	—
State net operating loss carryforwards	221	—	—
Loss reserve and accounts receivable allowance	251	270	271
Other	138	1	2

Deferred tax asset	19,612	19,941	20,067

Capitalized signing bonus	6,588	10,432	10,753
Deferred state tax liability	736	447	439
Software development	645	1,065	1,193
Property and equipment	176	1,217	1,015

Deferred tax liability	8,145	13,161	13,400

Net deferred tax asset	11,467	6,780	6,667
Less current portion	3,684	2,129	2,179

	$7,783	$4,651	$4,488

        Based on the Company's performance in 2003 and the Company's forecast of future taxable income, management determined that the deferred tax assets that were previously provided were more likely than not to be realized, and the valuation allowance was released as of December 31, 2003. As a result, the Company realized a tax benefit within the consolidated statement of operations for the year ended December 31, 2003.

        At December 31, 2004 the Company has fully utilized all federal and state net operating loss carryforwards.

        The differences in federal income taxes provided and the amounts determined by applying the federal statutory tax rate (34% and 35%, respectively) to income before income taxes for the years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2005 and 2004 are:

	December 31,						March 31,
	2002		2003		2004		2004		2005
							(unaudited) (In thousands)
	(In thousands)
U.S. federal income tax at statutory rate	34.00%	$1,686	35.00%	$3,161	35.00%	$5,331	35.00%	$1,237	35.00%	$1,639
U.S. state and local income taxes, net	0.68%	34	(13.44)%	(1,214)	5.12%	779	5.12%	181	5.08%	238
Warrants	3.49%	173	3.46%	313	1.17%	178	1.17%	42	1.24%	58
Change in valuation allowance	(37.75)%	(1,872)	(143.98)%	(13,004)	—	—	—	—	—	—
Change in tax rate	0.00%	—	(4.23)%	(383)	—	—	—	—	—	—
Nondeductible expenses	0.35%	17	0.28%	26	0.58%	88	0.59%	23	0.25%	12
Other, net	0.26%	13	(0.01)%	(1)	—	—	(0.01)%	(1)	0.91%	42

Provision for (benefit from) income taxes	1.03%	$51	(122.92)%	$(11,102)	41.87%	$6,376	41.87%	$1,482	42.48%	$1,989

        Tax contingencies are recorded for probable exposures involving tax positions taken that could be challenged by taxing authorities. These probable exposures result from the varying application of statutes, rules, regulations and interpretations. The Company does not have income tax contingencies.

12.    STOCK INCENTIVE PLAN

        On July 29, 2003, the Company amended its employee and director stock option plan, the Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan (the "Plan"). The maximum number of shares with respect to which Plan awards may be granted during the term of the Plan is 11,000,000 (as adjusted for a two-for-one stock split of the Company's common stock on July 26, 2005), of which 843,406, 2,583,458, 3,167,594 and 682,782 (unaudited) options were granted during 2002, 2003, 2004 and the three months ended March 31, 2005, respectively. The options were granted with a term of 10 years, or in certain cases five years, and an exercise price equal to or in excess of the estimated fair value at the date of the grant. Lacking any transactions in our common stock, the fair value was determined using a "sum of the parts" of the value of the Company's merchant portfolio, payroll business line and financial condition. This model used the portfolio valuation multiple achieved in the Company's transfer of merchant portfolios to National Processing Company, "market" multiples of revenue for the payroll business, and added the Company's net cash, receivables and payables. This approach resulted in values that were higher than a third-party evaluation of the fair value of the Company's common stock that was performed as of March 2003. This approach was employed for all option grants through December 2003 and resulted in option issuances at prices ($5 through July 2003 and $6.25 through year-end 2003) that were above the third-party and internally determined fair value. At year-end 2003, two transactions, a sale of common stock by certain executives, senior managers, and former consultants to an institutional investor, and a redemption at their fair value of warrants held by BHC Interim Fund, L.P., occurred, each at a price of $6.25 per share. This value was used as the fair value for issuances in the first quarter of 2004. For the second quarter of 2004, given the Company's decision to file a registration statement, newly issued options' exercise prices were raised to $7.50 per share. On the date of the initial filing of a registration statement for the public offering of the Company's stock, this was raised to $9.28 per share, reflecting a private company discount to the price that the underwriters estimated that the initial public offering could have been priced at, if the offering had occurred on that date. The majority of the options granted vested immediately; however, 22,500, 375,000, 755,474 and 884,350 (unaudited) options as of December 31, 2002, 2003, 2004 and March 31, 2005, respectively, vest over a period of one to five years. During 2004, the Company accelerated the vesting of 22,500 options as a part of a separation agreement.

        In April 2002, the Company approved its 2002 PEPShares Plan, as amended (the "PEPShares Plan"). The maximum number of shares with respect to which the PEPShares Plan option awards may be granted during the term of the PEPShares Plan is 2,400,000 (as adjusted for a two-for-one stock split of the Company's common stock on July 26, 2005), of which 742,772, 618,968 and 282,152 options were granted in 2002, 2003 and 2004, respectively. The options will be exercisable at a price per share equal to the estimated fair value at the date of the grant. The options will become exercisable in a series of five equal annual installments of 20%, contingent on continued service with the Company, provided that all unvested options will vest as of their final vesting date. The vesting of options may be accelerated upon the completion of an initial public offering. The Administrator of the PEPShares Plan determined that no elections to defer compensation earned after December 31, 2004 will be permitted and no amounts will be deferred and contributed to the PEPShares Plan from compensation earned after December 31, 2004.

        Equity Incentive and PEPShares plan activity in 2002, 2003, 2004 and the three months ended March 31, 2005 was as follows:

	2000 Equity Incentive Plan		2002 PEPShares Plan
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Options outstanding at January 1, 2002	1,362,344	$2.91	—	$—
Issued	843,406	$5.00	742,772	$5.00
Forfeited/cancelled	(122,398)	$3.47	(91,728)	$5.00

Outstanding at December 31, 2002	2,083,352	$3.72	651,044	$5.00

Options exercisable at December 31, 2002	2,060,852	$3.71	130,208	$5.00

Issued	2,583,458	$5.50	618,968	$5.97
Exercised	(2,156)	$5.00	—	$—
Forfeited/cancelled	(14,556)	$5.14	(7,030)	$5.00

Outstanding at December 31, 2003	4,650,098	$4.70	1,262,982	$5.48

Options exercisable at December 31, 2003	4,275,098	$4.57	384,212	$5.31

Issued	3,167,594	$7.87	282,152	$7.72
Exercised	(552,520)	$2.85	(2,044)	$5.14
Forfeited/cancelled	(133,078)	$5.83	(4,960)	$5.14

Outstanding at December 31, 2004	7,132,094	$6.23	1,538,130	$5.89

Options exercisable at December 31, 2004	6,376,620	$6.11	686,380	$5.57
Issued (unaudited)	682,782	$9.76	—	$—
Exercised (unaudited)	(13,320)	$3.42	—	$—
Forfeited/cancelled (unaudited)	(70,532)	$6.89	(8,152)	$6.11

Outstanding at March 31, 2005 (unaudited)	7,731,024	$6.54	1,529,978	$5.89

Options exercisable at March 31, 2005 (unaudited)	6,846,674	$6.35	678,228	$5.64

        Options outstanding and exercisable at December 31, 2004 summarized by exercise are:

	Outstanding
Exercise price per share	2000 Equity Incentive Plan	2002 PEPShares Plan	Total
$3.00	700,944	—	700,944
$5.00	2,376,610	777,598	3,154,208
$6.25	2,189,854	593,294	2,783,148
$7.50	311,232	51,186	362,418
$9.28	1,553,454	116,052	1,669,506

	7,132,094	1,538,130	8,670,224

	Exercisable
Exercise price per share	2000 Equity Incentive Plan	2002 PEPShares Plan	Total
$3.00	700,944	—	700,944
$5.00	2,376,610	438,598	2,815,208
$6.25	1,676,480	214,334	1,890,814
$7.50	311,232	10,238	321,470
$9.28	1,311,354	23,210	1,334,564

	6,376,620	686,380	7,063,000

        Options outstanding and exercisible at March 31, 2005 (unaudited) summarized by exercise price are:

	Outstanding
Exercise price per share	2000 Equity Incentive Plan	2002 PEPShares Plan	Total
$3.00	681,540	—	681,540
$5.00	2,361,340	773,398	3,134,738
$6.25	2,176,848	590,974	2,767,822
$7.50	299,656	50,686	350,342
$9.28	1,588,308	114,920	1,703,228
$9.80	623,332	—	623,332

	7,731,024	1,529,978	9,261,002

	Exercisable
Exercise price per share	2000 Equity Incentive Plan	2002 PEPShares Plan	Total
$3.00	681,540	—	681,540
$5.00	2,361,340	434,398	2,795,738
$6.25	1,764,598	212,014	1,976,612
$7.50	299,656	9,738	309,394
$9.28	1,311,208	22,078	1,333,286
$9.80	428,332	—	428,332

	6,846,674	678,228	7,524,902

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        Management uses methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value. Fair value equals quoted market price for securities held as available-for-sale investments. Other financial instruments include cash and cash equivalents, certificates of deposit, receivables, various accounts payable and accrued expenses. The fair value of such financial instruments approximates their carrying value due to their short maturity and pricing terms.

14.    EMPLOYEE BENEFIT PLAN

        The Company offers a defined contribution plan to all employees. Company contributions are generally based upon fixed amounts of eligible compensation and the Company contributed approximately $142,586, $189,188 and $256,539 to the Plan for the years ended December 31, 2002, 2003 and 2004, respectively.

15.    COMMITMENTS AND CONTINGENCIES

        Litigation—The Company is involved in certain legal proceedings and claims, which arise in the ordinary course of business. In the opinion of the Company, the results of any of these matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.

        Leases—The Company leases various office spaces and certain equipment under operating leases with remaining terms ranging up to eight years. The majority of the office space lease agreements contain renewal options and generally require the Company to pay certain operating expenses. Rental expenses for the years ended December 31, 2002, 2003 and 2004 were $0.8 million, $1.0 million and $1.1 million, respectively.

        Future minimum lease commitments under noncancelable leases as of December 31, 2004 are as follows:

Leases
(In thousands)
2005	$1,250
2006	1,478
2007	1,316
2008	1,118
2009	541
Thereafter	923

$6,626

Commitments

        Certain officers of the Company have entered into an employee confidential information and non-competition agreement under which they are entitled to severance pay equal to their base salary and medical benefits for 12 months and a pro-rated bonus in the event they are terminated by the Company other than for cause.

        The following table reflects the Company's other significant contractual obligations as of December 31, 2004:

	Cash Payments Due By Period as of December 31, 2004
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Processing providers (minimum processing fees payable)	$12,630	$7,017	$4,110	$1,503	$—
Financing arrangement (expected payments, including interest)	10,913	2,673	4,309	2,939	992
Telecommunications providers (committed usage fees payable)	4,763	1,950	2,813	—	—
Revolver advance	2,069	2,069	—	—	—
Line of credit	784	784	—	—	—

	$31,159	$14,493	$11,232	$4,442	$992

Contingencies

        The Company collects and stores sensitive data about its merchant customers and bank cardholders. If the Company's network security is breached or sensitive merchant or cardholder data is misappropriated, the Company could be exposed to assessments, fines or litigation costs.

16.    RELATED PARTY TRANSACTIONS

        In March 2003, Carr Holdings, L.L.C., a New Jersey limited liability company, which is owned and managed by the Company's Chief Executive Officer and his wife sold an aggregate of 370,000 shares of the Company's Common Stock to Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund at a price of $5.00 per share. The Company was responsible for paying all reasonable out-of-pocket expenses incurred by the purchasers in connection with the sale, which expenses totaled approximately $7,500. Various officers, directors, partners and members of Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund are members of the Company's board of directors.

        In July 2003, Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund granted the Company's Chief Executive Officer an irrevocable option to purchase up to an aggregate of 1,000,000 shares of the Company's Series A Senior Convertible Participating Preferred Stock at any time on or before July 31, 2006 at a purchase price of $12.50 per share.

        In November 2004, Carr Holdings, L.L.C., a New Jersey limited liability company, which is owned and managed by the Company's Chief Executive Officer and his wife sold an aggregate of 108,000 shares of the Company's Common Stock to Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund at a price of $9.28 per share. Various officers, directors, partners and members of Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund are members of the Company's board of directors.

17.    WELSCH ASSET PURCHASE

        Effective March 31, 2002, the Company entered into an Asset Purchase Agreement with Welsch Financial Merchant Services, Inc. ("Welsch") whereby the Company extinguished its contractual obligations for an expense of $2,994,487 under the portfolio of merchant contracts established by Welsch, and acquired certain fixed assets and records for $668,229. The consideration paid included $678,415 in cash, a note for $2,000,000, and 283,744 shares of the Company's stock. The fair value of shares issued was estimated by the Company's board of directors at $2.36 per share as of the effective date of the transaction. An additional 266,666 shares of the Company's Common Stock valued at $3.75 per share was issued in April 2003, reflecting an earnout provision related to the performance of the portfolio and the Relationship Managers who joined the Company as a result of the transaction.

        The following table summarizes the estimated fair values of the assets acquired at the date of acquisition. The purchase price allocations were determined by the Company's management.

At March 31, 2002
Current assets	$7,967
Inventory	60,153
Property, plant and equipment	124,379
Intangible assets	475,730

Total asset acquired	$668,229

        The intangible asset of $475,730 was assigned to work force and has a useful life of three years. An additional amount of $2,994,487 was expensed to accrued buyout liability expense. A summary of the intangible asset is as follows as of December 31, 2003 and 2004 and March 31, 2005:

	December 31,		March 31,
	2003	2004	2005
	(In thousands)		(unaudited) (In thousands)
Intangible asset	$476	$476	$476
Less accumulated amortization	(278)	(436)	(476)

	$198	$40	$0

        Amortization expense for the years ended December 31, 2002, 2003 and 2004 and March 31, 2004 and 2005 was $118,932, $158,577, $158,577, $39,622 (unaudited) and $39,642 (unaudited), respectively. The asset was fully amortized at March 31, 2005.

18.    SEGMENTS

        The determination of the Company's business segments is based on how the Company monitors and manages the performance of its operations. The Company has two operating segments, as follows: (1) Card, which provides payment processing and related services related to bank card transactions; and (2) Payroll, which provides payroll and related tax filing services.

        The Company's operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

        The Company allocates revenues, expenses, assets and liability to segments only where directly attributable. The unallocated corporate administration amounts are costs attributed to finance, corporate administration, human resources and corporate services. For the reported periods, between 70% and 90% of the payroll segment total assets are funds that the Company holds as a fiduciary for payment to taxing authorities. The Company only operates in the United States and does not have any major individual customers.

        A summary of the segments are as follows as of December 31, 2002, 2003 and 2004 and March 31, 2004 and 2005.

	Card	Payroll	Unallocated Corporate Administration Amounts	Total
	(In thousands)
December 31, 2002
Total net revenue	$338,703	$1,879	$—	$340,582
Depreciation and amortization	1,224	279	84	1,587
Interest income	113	58	—	171
Interest expense	1,182	—	—	1,182
Net income (loss)	11,306	(278)	(6,121)	4,907
Total assets	59,452	6,144	—	65,596
December 31, 2003
Total net revenue	419,528	2,709	—	422,237
Depreciation and amortization	2,134	379	58	2,571
Interest income	47	77	—	124
Interest expense	1,188	—	—	1,188
Net income (loss)	27,249	(635)	(6,481)	20,133
Total assets	94,201	6,541	—	100,742
December 31, 2004
Total net revenue	599,131	3,618	—	602,749
Depreciation and amortization	3,739	115	58	3,912
Interest income	80	102	—	182
Interest expense	1,385	—	—	1,385
Net income (loss)	15,697	381	(7,223)	8,855
Total assets	123,869	10,057	—	133,926
March 31, 2004 (unaudited)
Total net revenue	120,157	1,047	—	121,204
Depreciation and amortization	836	29	11	876
Interest income	16	22	—	38
Interest expense	298	—	—	298
Net income (loss)	3,288	233	(1,375)	2,146
Total assets	102,437	5,212	—	107,649
March 31, 2005 (unaudited)
Total net revenue	168,623	1,242	—	169,865
Depreciation and amortization	1,198	28	57	1,283
Interest income	20	90	—	110
Interest expense	435	—	—	435
Net income (loss)	3,821	423	(1,550)	2,694
Total assets	128,059	8,333	—	136,392

19.    EARNINGS PER SHARE

       The Company presents earnings per share data in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which establishes the standards for the computation and presentation of basic and diluted earnings per share data. Under SFAS 128, the dilutive effect of stock options is excluded from the calculation of basic earnings per share but included in diluted earnings per share except in periods of net loss where inclusion would be anti-dilutive. As the Convertible Preferred does not participate in the Company's losses, in 2002 the basic and diluted share count excludes those shares.

        Weighted average shares outstanding and dilutive securities have been adjusted to reflect a two-for-one stock split on July 26, 2005. The following is a reconciliation of the amounts used to calculate basic and diluted earnings per share using the two-class method:

	December 31,			March 31,	March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Basic:
Weighted average common stock outstanding	15,642,356	15,931,626	16,407,554	16,295,846	16,449,452

(Loss) earnings per share:	$(0.10)	$0.65	$0.28	$0.07	$0.09
Diluted:
Net (loss) income attributable to common stock	$(1,602)	$10,290	$4,592	$1,109	$1,399
Plus: income allocated to Series A Senior Convertible Participating Preferred Stock	—	9,843	4,263	1,037	1,295

Net (loss) income	$(1,602)	$20,133	$8,855	$2,146	$2,694

Basic weighted average common stock outstanding	15,642,356	15,931,626	16,407,554	16,295,846	16,449,452
Effect of dilutive instruments:
Stock options	—	723,476	1,965,154	1,168,054	2,815,430
Warrants	—	337,510	174,956	168,768	168,818
Series A Senior Convertible Participating Preferred Stock	—	15,238,096	15,238,096	15,238,096	15,238,096

Diluted weighted average shares outstanding	15,642,356	32,230,708	33,785,760	33,785,764	34,671,796

(Loss) earnings per share:	$(0.10)	$0.62	$0.26	$0.07	$0.08

        The Company had outstanding warrants to purchase 2,000,000 shares of the Company's Common Stock at December 31, 2003 that were not included in the computation of diluted earnings per share because the Company expected to redeem those warrants for $5.25 million in cash. The Company redeemed the warrants on September 28, 2004.

20.    SUBSEQUENT EVENTS

        On May 26, 2005, the Company entered into an amendment to its Loan and Security Agreement, which extended the scheduled maturity date from May 31, 2005 to August 31, 2005. See Note 7 Borrowings and Financing Arrangements for more information regarding the Loan and Security Agreement.

        In connection with the proposed public offering of the Company's common stock during 2005, the Board of Directors and stockholders approved a two-for-one stock split of the Company's common stock on July 26, 2005. All common shares, per share and conversion amounts related to stock options, warrants and Convertible Preferred included in the accompanying consolidated financial statements and footnotes have been adjusted to reflect the stock split for all periods presented. The Company's Board of Directors and stockholders also increased the number of authorized shares of common stock to 100,000,000 and the number of shares authorized under the Equity Incentive plan to 11,000,000.

21.    FINANCIAL STATEMENT RESTATEMENT

Adjustments Included in "As Previously Reported" Restatement Columns

        The Company's financial statements for 2002 and 2003 and the income statement for the three months ended March 31, 2004 originally reported the estimated fair value of the liability associated with the deferred compensation arrangement, based on the present value of estimated future residual commission payments not associated with ongoing service requirements, as well as estimated buyouts from employees of those commissions. In connection with filing Amendment No. 1 to the Form S-1 in March 2005, the Company has subsequently determined that the appropriate accounting was to record an accrued buyout liability for the settlement cost of buying out the commissions of all vested and expected-to-be vested Relationship Managers and sales managers at each balance sheet date, and a deferred customer acquisition cost asset associated with the liability for new merchants, as discussed in notes 5 and 9 above. Cash payments for buyouts thus become the satisfaction of the liability, and the capitalized customer acquisition costs are amortized into income over the initial three-year contract term. The net change in this liability is reflected in the relevant period within expenses; accordingly, the accompanying financial statements were restated.

        The Company also determined that given the term and conditions of the servicing contract associated with merchant contracts that were transferred in 2000 to a third party (as discussed in Notes 2 and 7), the previous recognition of the transfer as a sale was not appropriate. Consequently, and pursuant to the provisions of EITF 88-18, the proceeds have been recorded as a financing arrangement in the consolidated financial statements. The Company records revenue and cost of services associated with the transferred contracts. Cash paid to the transferee represents payments of principal and interest on the obligation.

        The Company has also determined that its previously capitalized terminal property should have been expensed upon acquisition. Additionally, used terminal inventory should not have been recorded as inventory.

Adjustments Included in "As Restated" Restatement Columns

        Subsequent to filing Amendment No. 1 to the Form S-1 in March 2005, the Company determined that the warrants with mandatory redemption provisions should have been adjusted to their fair market value. As a result, the fair market value adjustment in 2003 was overstated by $613,000. The effect of this adjustment reduced the beginning accumulated deficit by $104,000, reduced net income in 2002 by $509,000, and increased net income by $613,000 in 2003.

        The Company also determined that given the revenue guaranties and servicing agreements associated with a transfer of merchant contracts to a third party in 1999 (as discussed in Notes 2 and 7), the previous recognition of the transfer as a sale was not appropriate. Consequently, and pursuant to the provisions of EITF 87-34, EITF 90-21 and EITF 95-5, the Company recognized the transfer as a financing arrangement until such time as the conditions for recognizing the transfers of individual merchant contracts as sales were met. Cash paid to the transferee represents principal repayment and interest on the financing arrangement. Payments include all cash flows, net of servicing fees and charge back losses, associated with specific lists of merchant contracts that were committed to the arrangement prior to a merchant's conversion to the transferee's processing systems. Until the efforts to convert merchants to the transferee's processing systems ceased in 2002, payments also included the estimated fair value of merchant contracts that had converted and which were recognized as sales. The Company currently records revenue and costs of services associated with the unconverted merchant contracts.

        Also, the Company determined that its use of a 0% volatility factor to determine the fair value of stock-based compensation for the period ended December 31, 2004 was inappropriate, and has amended its disclosures, in accordance with FAS 123, to reflect a 50% volatility factor (as discussed in Note 2).

        Finally, the Company has altered its method of computing earnings per share from the if-converted method to the two-class method. This change only affected reported earnings per share in 2002; basic and diluted earnings per share were adjusted from ($.12) to ($.10) per share (as discussed in Note 19).

Balance Sheet Reclassifications

        The Company previously presented unclassified balance sheets. The Company determined that classified balance sheets should be presented and made the appropriate reclassifications. Amounts related to short-term and long-term assets and liabilities, including prepaid expenses, deferred taxes and borrowings and financing arrangements were reclassified in Amendment No. 3 to the Form S-1 filed by the Company in June 2005. In addition, the Company restated its classification of the accrued buyout liability to present the current and non-current portion of the liability.

        The table below provides a summary of the significant effects of the Company's restatement of its consolidated financial statements as originally reported in the Form S-1 filed in August 2004, and as previously reported in amendment No. 1 to Form S-1 filed in March 2005. In addition, the classification of the accrued buyout liability and deferred taxes in the As Restated column have been restated from the manner it was previously reported in Amendment No. 3 to the Form S-1 filed by the Company in June 2005. As of December 31, 2003 and 2004 and March 31, 2005, the current portion of the accrued liability in the amounts of $18.0 million, $9.3 million and $10.3 million, respectively, were reclassified from long-term. As of December 31, 2003 and 2004 and March 31, 2005, the current deferred tax asset was restated from $1.5 million, $0.1 million and $0.2 million, respectively, to $3.7 million, $2.1 million and $2.2 million, respectively. As of December 31, 2003 and 2004 and March 31, 2005, the non-current deferred tax asset was restated from $10.0 million, $6.7 million and $6.5 million, respectively, to $7.8 million, $4.7 million and $4.5 million, respectively.

	Year Ended December 31,
						For the three months ended March 31, 2005
	2003			2004
	As Originally Reported	As Previously Reported	As Restated	As Previously Reported	As Restated(1)	As Previously Reported	As Restated
	(In thousands)
Inventory	$2,230	$966	$966	$818	$818	$362	$362
Prepaid expenses	—	—	611	—	2,151	2,989	2,989
Deposits and other assets	—	—	586	—	324	251	251
Prepaid expenses and other assets	1,197	1,197	—	2,475	—	—	—
Current deferred tax asset, net	—	—	3,684	—	2,129	184	2,179
Capitalized customer acquisition costs, net	15,347	22,321	22,321	34,247	34,247	35,586	35,586
Deferred tax asset, net	19,405	10,768	7,783	6,715	4,651	6,483	4,488
Property and equipment, net	6,209	5,499	5,499	10,944	10,944	11,827	11,827
Total assets	103,679	100,043	100,742	133,861	133,926	136,392	136,392
Current portion of accrued buyout liability	—	—	17,985	—	9,327	—	10,258
Accrued expenses and other	5,652	5,660	5,685	7,153	6,701	5,932	5,932
Current portion of borrowings and financing arrangements	—	—	3,654	—	5,286	5,227	5,227
Long-term portion of borrowings and financing arrangements	3,103	14,889	12,312	12,382	7,808	7,324	7,324
Accrued buyout liability	33,779	17,985	—	27,035	17,708	26,923	16,665
Total liabilities	101,553	97,554	98,656	127,577	127,827	127,562	127,562

Additional paid-in capital	—	1,001	1,001	41,065	41,065	41,110	41,110
Accumulated deficit	(42,788)	(43,424)	(43,827)	(34,787)	(34,972)	(32,278)	(32,278)
Total stockholders'(deficit) equity	(41,276)	(40,912)	(41,315)	6,284	6,099	8,830	8,830
	For the year ended December 31,
									For the three months ended March 31, 2004
	2002			2003			2004
	As Originally Reported	As Previously Reported	As Restated	As Originally Reported	As Previously Reported	As Restated	As Originally Reported	As Restated	As Originally Reported	As Restated(1)
	(In thousands)
Gross processing revenue	$268,242	$324,537	$330,975	$366,113	$411,117	$414,715	$592,344	$595,524	$108,797	$119,202
Other revenue, net	11,751	8,578	9,607	11,339	7,888	7,522	7,530	7,225	3,088	2,002
Interchange	195,294	237,759	242,407	265,233	299,463	302,057	436,412	438,738	78,532	86,372
Dues and assessments	10,140	12,372	12,616	14,000	15,807	15,945	23,224	23,348	4,350	4,785
Processing and servicing	38,805	44,164	44,224	47,008	50,790	50,805	70,209	70,232	14,261	14,748
Customer acquisition costs	13,803	12,422	12,422	11,497	13,380	13,380	18,908	18,908	3,604	4,135
Depreciation and amortization	8,859	1,587	1,587	12,351	2,571	2,571	3,912	3,912	3,301	876
Interest expense	660	1,069	1,182	674	1,132	1,188	1,346	1,385	176	298
Fair value adjustment for warrants with mandatory redemption provisions	—	—	(509)	(1,506)	(1,506)	(893)	(509)	(509)	—	—
Other income (expense) net	52	(62)	(62)	(739)	(741)	(740)	833	833	833	833
Provision for (benefit from) income taxes	51	51	51	(19,046)	(10,403)	(11,102)	6,232	6,376	698	1,482
Net (loss) income	(7,852)	3,014	4,907	19,244	18,391	20,133	8,637	8,855	562	2,146

(1)
The financial statements for the three months ended March 31, 2004 were previously reported in the Form S-1 filed with the SEC in August 2004. These financial statements have been restated to correct for matters discussed in this footnote.

The beginning accumulated deficit for 2002 was reduced by $15.193 million as restated ($11.155 million as previously reported).

Item 14.    Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable

Item 15.    Financial Statements and Exhibits
(a)    Financial Statements

See Item 13 above.

(b)    Exhibits

        Except for Exhibit 99.1, which is included herein, the following exhibit is incorporated by reference from the Registration Statement or, where noted, will be filed by amendment:

Exhibit Number	Exhibit Title
2.2	Agreement and Plan of Merger dated September 29, 2000 by and among Heartland Payment Systems, Inc., Uhle and Associates, LLC, Martin J. Uhle, Mark K. Strippy and Steven B. Gamary
2.3	Agreement and Plan of Merger dated September 29, 2000 by and between Heartland Payment Systems, Inc. and Triad LLC
2.4	Agreement and Plan of Merger dated as of December 28, 2000 by and between Heartland Payment Systems, Inc. and Heartland Payment Systems L.L.C.
2.5	Agreement of Merger dated as of June 14, 2004 by and between Heartland Payment Systems, Inc. and Credit Card Software Systems, Inc.
3.1	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating preferred stock of Heartland Payment Systems, Inc. filed December 31, 2002
3.2	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating preferred stock of Heartland Payment Systems, Inc. filed August 4, 2004
3.3	Form of Amended and Restated Certificate of Incorporation of Heartland Payment Systems, Inc.
3.4	Form of Amended and Restated Bylaws of Heartland Payment Systems, Inc.
4.1	Specimen Common Stock Certificate
4.2	Warrant issued to BHC Interim Funding, L.P. on July 26, 2001, for 168,905 shares at an exercise price of $0.01 per share, as amended on January 8, 2004
4.3	Form of Warrant issued pursuant to Securities Purchase Agreement dates as of October 11, 2001 among Heartland Payment Systems, Inc. and the Purchasers listed on Schedule I thereto
9.1	Voting Agreement dated March 21, 2003 by and among Heartland Payment Systems, Inc., Carr Holdings, LLC, LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P. and Greenhill Capital Partners, L.P. and affiliated funds
10.1	Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated August 28, 2002 between Heartland Payment Systems, Inc. and KeyBank National Association
10.2	First Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated November 6, 2003 between Heartland Payment Systems, Inc. and KeyBank National Association
10.3	Second Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated June 23, 2004 between Heartland Payment Systems, Inc. and KeyBank National Association
10.4	Revolver Advance Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,500,000.00
10.5	Purpose and Ability Line of Credit Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,000,000
10.6	Processing Services Agreement dated April 1, 2002 between Vital Processing Services L.L.C. and Heartland Payment Systems, Inc., as amended†

10.7	Merchant Processing Agreement dated April 1, 2002 between KeyBank National Association and Heartland Payment Systems, Inc., as amended†
10.8	Withdrawal and Redemption Agreement dated May 8, 2000, among Heartland Payment Systems, LLC, Triad LLC, Heartland Bank and Heartland Card Company
10.9	Office Lease Agreement, dated September 6, 2002, between Heartland Payment Systems, Inc. and PSN Partners, L.P. for 47 Hulfish Street, Suite 400, Princeton, New Jersey 08540
10.10	Lease Agreement, dated August 16, 2003 between Heartland Payment Systems, Inc. and Youngstown Partners, LLC for 1431 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.11	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1431 1/2 and 1433 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.12	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners L.P. for 1437 and 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.13	Lease Agreement, dated March 6, 2003, between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1441 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.14	Lease Agreement, dated February 14, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.15	Office Building Lease, dated May 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd. for 2595 Dallas Parkway, Frisco, Texas 75034
10.16	First Amendment to Office Building Lease, dated September 30, 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.17	Second Amendment to Office Lease Agreement, dated July 25, 2000, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.18	Third Amendment to Office Building Lease, dated October 4, 2002, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.19	Lease Agreement dated September 2004, between Heartland Payment Systems, Inc. and Bank of America, N.A. for 90 Nassau Street, Princeton, New Jersey 08542
10.20	First Amendment to Lease Agreement, dated March 17, 2005, between Heartland Payment Systems, Inc. and First State Investors 5200, LLC for 90 Nassau Street, Princeton, New Jersey 08542
10.21	Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan
10.22	Form of Employee Incentive Stock Option Agreement Under 2000 Equity Incentive Plan
10.23	Heartland Payment Systems, Inc. 2002 PEPShares Plan
10.24	Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan
10.25	Form of Stock Option Agreement Under 2002 PEPShares Plan
10.26	Form of Indemnification Agreement
10.27	Third Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated May 26, 2005 between Heartland Payment Systems, Inc. and KeyBank National Association
10.28	Heartland Payment Systems, Inc. Second Amended and Restated 2000 Equity Incentive Plan
21.1	Subsidiaries of Heartland Payment Systems, Inc.
99.1	Amendment No. 6 to Registration Statement on Form S-1/A

†
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the exhibit filed with the Registration Statement and submitted separately to the Securities and Exchange Commission.

\

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Heartland Payment Systems, Inc.
By:	/s/ ROBERT O. CARR Chairman of the Board and Chief Executive Officer

Dated: August 9, 2005

EXHIBIT INDEX

        Except for Exhibit 99.1, which is included herein, the following exhibit is incorporated by reference from the Registration Statement or, where noted, will be filed by amendment:

Exhibit Number	Exhibit Title
2.2	Agreement and Plan of Merger dated September 29, 2000 by and among Heartland Payment Systems, Inc., Uhle and Associates, LLC, Martin J. Uhle, Mark K. Strippy and Steven B. Gamary
2.3	Agreement and Plan of Merger dated September 29, 2000 by and between Heartland Payment Systems, Inc. and Triad LLC
2.4	Agreement and Plan of Merger dated as of December 28, 2000 by and between Heartland Payment Systems, Inc. and Heartland Payment Systems L.L.C.
2.5	Agreement of Merger dated as of June 14, 2004 by and between Heartland Payment Systems, Inc. and Credit Card Software Systems, Inc.
3.1	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating preferred stock of Heartland Payment Systems, Inc. filed December 31, 2002
3.2	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating preferred stock of Heartland Payment Systems, Inc. filed August 4, 2004
3.3	Form of Amended and Restated Certificate of Incorporation of Heartland Payment Systems, Inc.
3.4	Form of Amended and Restated Bylaws of Heartland Payment Systems, Inc.
4.1	Specimen Common Stock Certificate
4.2	Warrant issued to BHC Interim Funding, L.P. on July 26, 2001, for 168,905 shares at an exercise price of $0.01 per share, as amended on January 8, 2004
4.3	Form of Warrant issued pursuant to Securities Purchase Agreement dates as of October 11, 2001 among Heartland Payment Systems, Inc. and the Purchasers listed on Schedule I thereto
9.1
Voting Agreement dated March 21, 2003 by and among Heartland Payment Systems, Inc., Carr Holdings, LLC, LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P. and Greenhill Capital Partners, L.P. and affiliated funds
10.1	Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated August 28, 2002 between Heartland Payment Systems, Inc. and KeyBank National Association
10.2	First Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated November 6, 2003 between Heartland Payment Systems, Inc. and KeyBank National Association
10.3	Second Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated June 23, 2004 between Heartland Payment Systems, Inc. and KeyBank National Association
10.4	Revolver Advance Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,500,000.00

10.5	Purpose and Ability Line of Credit Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,000,000
10.6	Processing Services Agreement dated April 1, 2002 between Vital Processing Services L.L.C. and Heartland Payment Systems, Inc., as amended†
10.7	Merchant Processing Agreement dated April 1, 2002 between KeyBank National Association and Heartland Payment Systems, Inc., as amended†
10.8	Withdrawal and Redemption Agreement dated May 8, 2000, among Heartland Payment Systems, LLC, Triad LLC, Heartland Bank and Heartland Card Company
10.9	Office Lease Agreement, dated September 6, 2002, between Heartland Payment Systems, Inc. and PSN Partners, L.P. for 47 Hulfish Street, Suite 400, Princeton, New Jersey 08540
10.10	Lease Agreement, dated August 16, 2003 between Heartland Payment Systems, Inc. and Youngstown Partners, LLC for 1431 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.11	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1431 1/2 and 1433 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.12	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners L.P. for 1437 and 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.13	Lease Agreement, dated March 6, 2003, between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1441 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.14	Lease Agreement, dated February 14, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.15	Office Building Lease, dated May 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd. for 2595 Dallas Parkway, Frisco, Texas 75034
10.16	First Amendment to Office Building Lease, dated September 30, 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.17	Second Amendment to Office Lease Agreement, dated July 25, 2000, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.18	Third Amendment to Office Building Lease, dated October 4, 2002, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.19	Lease Agreement dated September 2004, between Heartland Payment Systems, Inc. and Bank of America, N.A. for 90 Nassau Street, Princeton, New Jersey 08542
10.20	First Amendment to Lease Agreement, dated March 17, 2005, between Heartland Payment Systems, Inc. and First State Investors 5200, LLC for 90 Nassau Street, Princeton, New Jersey 08542
10.21	Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan
10.22	Form of Employee Incentive Stock Option Agreement Under 2000 Equity Incentive Plan

10.23	Heartland Payment Systems, Inc. 2002 PEPShares Plan
10.24	Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan
10.25	Form of Stock Option Agreement Under 2002 PEPShares Plan
10.26	Form of Indemnification Agreement
10.27	Third Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated May 26, 2005 between Heartland Payment Systems, Inc. and KeyBank National Association
10.28	Heartland Payment Systems, Inc. Second Amended and Restated 2000 Equity Incentive Plan
21.1	Subsidiaries of Heartland Payment Systems, Inc.
99.1	Amendment No. 6 to Registration Statement on Form S-1/A

†
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the exhibit filed with the Registration Statement and submitted separately to the Securities and Exchange Commission.

QuickLinks

TABLE OF CONTENTS
INFORMATION REQUIRED IN REGISTRATION STATEMENT CROSS-REFERENCE SHEET BETWEEN REGISTRATION STATEMENT ON FORM S-1 AND ITEMS OF FORM 10
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX